Exhibit 99.1

May 21, 2022

The Manager – Listing
BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated April 26, 2022 informing that Wipro has signed a definitive agreement to acquire Rizing Intermediate Holdings, Inc., a global SAP consulting firm.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on May 20, 2022.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary